SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                              Hexcel Corporation
   ------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, Par Value $0.01
   ------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  428290 10 0
   ------------------------------------------------------------------------
                                (CUSIP Number)


                              September 11, 2002*
   ------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

* No change in ownership is being reported on this Schedule 13G. Ciba Specialty Chemicals Holding Inc. and Ciba Specialty Chemicals Corporation (the "Reporting Persons") previously filed Schedule 13D and amendments. Because the Reporting Persons are passive investors, as contemplated by Rule 13d-1 of the Act, the Reporting Persons are filing this Schedule 13G to effect the change from filing Schedule 13D to filing Schedule 13G and will hereafter report their ownership in Hexcel Corporation on Schedule 13G no later than 45 days after December 31 of each year.


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                             2

---------------------
CUSIP No. 428290 10 0
---------------------

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Ciba Specialty Chemicals Holding Inc.
     Ciba Specialty Chemicals Corporation
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ciba Specialty Chemicals Holding Inc.   Switzerland
     Ciba Specialty Chemicals Corporation    Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER
                         Ciba Specialty Chemicals Holding Inc.   None
   SHARES                Ciba Specialty Chemicals Corporation    3,466,748
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER
                         Ciba Specialty Chemicals Holding Inc.   None
  OWNED BY               Ciba Specialty Chemicals Corporation    None
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER
                         Ciba Specialty Chemicals Holding Inc.   None
  REPORTING              Ciba Specialty Chemicals Corporation    3,466,748
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER
                         Ciba Specialty Chemicals Holding Inc.   None
    WITH                 Ciba Specialty Chemicals Corporation    None
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,466,748
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.0%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     Ciba Specialty Chemicals Holding Inc.   HC, CO
     Ciba Specialty Chemicals Corporation    CO
________________________________________________________________________________

Note: No change in ownership is being reported on this Schedule 13G. The Reporting Persons named above previously filed Schedule 13D and amendments. Because the Reporting Persons are passive investors, as contemplated by Rule 13d-1 of the Act, the Reporting Persons are filingthis Schedule 13G to effect the change from filing Schedule 13D to filing Schedule 13G and will hereafter report their ownership in Hexcel Corporation on Schedule 13G no later than 45 days after December 31 of each year.

ITEM 1(a)         NAME OF ISSUER:
                  Hexcel Corporation
------------------------------------------------------------------------
ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  Two Stamford Plaza, 281 Tresser Boulevard,
                  Stamford, Connecticut 06901-3238
------------------------------------------------------------------------
ITEM 2(a)         NAME OF PERSON FILING:
                  Ciba Specialty Chemicals Holding Inc.
                  Ciba Specialty Chemicals Corporation
------------------------------------------------------------------------
ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  Ciba Specialty Chemicals Holding Inc.
                  Klybeckstrasse 141,
                  CH-4002, Basel,
                  Switzerland

                  Ciba Specialty Chemicals Corporation
                  P.O. Box 2005,
                  560 White Plains Road,
                  Tarrytown, New York 10591
------------------------------------------------------------------------
ITEM 2(c)         CITIZENSHIP:
                  Ciba Specialty Chemicals Holding Inc.
                  Ciba Specialty Chemicals Corporation
------------------------------------------------------------------------
ITEM 2(d)         TITLE OF CLASS OF SECURITIES:
                  Common Stock
------------------------------------------------------------------------
ITEM 2(e)         CUSIP NUMBER:
                  428290 10 0
------------------------------------------------------------------------
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ]   Broker or dealer registered under Section 15 of the Act.

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act.

(c) [ ]   Insurance company as defined in Section 3(a)(19) of the Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

(e) [ ]   An investment adviser in accordance with Rule 13(d)-
          1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP.
(a)      Amount beneficially owned: 3,466,748
(b)      Percent of class: 9.0%
(c)      Number of shares as to which such person has:
         (i)      Sole power to vote or to direct the vote:
                  Ciba Specialty Chemicals Holding Inc.  None
                  Ciba Specialty Chemicals Corporation   3,466,748
         (ii)     Shared power to vote or to direct the vote:
                  Ciba Specialty Chemicals Holding Inc.  None
                  Ciba Specialty Chemicals Corporation   None
         (iii)    Sole power to dispose or to direct the disposition of:
                  Ciba Specialty Chemicals Holding Inc.  None
                  Ciba Specialty Chemicals Corporation   3,466,748
         (iv)     Shared power to dispose or to direct the disposition of:
                  Ciba Specialty Chemicals Holding Inc.  None
                  Ciba Specialty Chemicals Corporation   None

                  No change is ownership is being reported in this Schedule 13G. The ownership of these shares was previously reported on a Schedule 13D.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
           N/A

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
           N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
           N/A

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP.
           N/A

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.
           N/A


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                                                                             5

ITEM 10.   CERTIFICATIONS.
           N/A

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         September 11, 2002
                                         ------------------------------------
                                                     Date

                                         CIBA SPECIALTY CHEMICALS HOLDING INC.

                                         By: /s/ Oliver Strub
                                             ---------------------------------
                                             Name:  Oliver Strub
                                             Title: Senior Corporate Counsel


                                         By: /s/ Max Dettwiler
                                             ---------------------------------
                                             Name:  Max Dettwiler
                                             Title: Head Taxes & Corporate Law


                                         CIBA SPECIALTY CHEMICALS CORPORATION

                                         By: /s/ Eric Finkelman
                                             ---------------------------------
                                             Name:  Eric Finkelman
                                             Title: General Counsel

                                                                     EXHIBIT A


                 AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

          In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing, on behalf of each of them, of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Hexcel Corporation. Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1(d) of the Act. Each of the undersigned is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  September 11, 2002


                                   CIBA SPECIALTY CHEMICALS HOLDING INC.

                                   By: /s/ Oliver Strub
                                       ---------------------------------
                                       Name:  Oliver Strub
                                       Title: Senior Corporate Counsel


                                   By: /s/ Max Dettwiler
                                       ---------------------------------
                                       Name:  Max Dettwiler
                                       Title: Head Taxes & Corporate Law


                                   CIBA SPECIALTY CHEMICALS CORPORATION

                                   By: /s/ Eric Finkelman
                                       ---------------------------------
                                       Name:  Eric Finkelman
                                       Title: General Counsel